                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X          Form 40-F
                  -----------               ------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                No       X
             -----------        -----------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of  July, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of June and Cumulative for 6 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of May 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.

                                                                      [CNH LOGO]

                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
           During the Month of June and Cumulative for 6 Months, 2002,
      And Indicators of North American Dealer Inventory Levels for Selected
                  Agricultural Equipment at the End of May 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2                        CNH Global N.V.                 June N.A. Activity


------------------------------------------------------------------------------------------------------------------------------------
                                             SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
------------------------------------------------------------------------------------------------------------------------------------
                                             TOTAL NORTH AMERICAN                  CNH RELATIVE PERFORMANCE
CATEGORY                                            INDUSTRY                               (ALL BRANDS)
------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF JUNE 2002
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                             (1.6%)                              up mid single digits
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                            (6.0%)            down low double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                             (6.7%)         down moderate double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                               (16.4%)         down moderate double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                                        (3.6%)             down mid single digits, slightly more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                             (41.1%)        down moderate double digits, moderately better than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                                      (32.0%)             down moderate double digits, in line with the industry
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                                   (21.1%)            down low double digits, slightly better than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                               (13.4%)           down mid single digits, moderately better than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
6 MONTHS, 2002
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                            + 7.2%             up low double digits, moderately better than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                           + 1.7%                              down high single digits
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                            (14.8%)           down mid single digits, moderately better than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                               (17.2%)         down moderate double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                                       + 2.2%                  up low single digits, in line with the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                             (16.9%)                              up low double digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                                      (15.0%)                           down equal to the industry
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                                   (13.9%)            down low double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                                (6.2%)                down mid single digits, in line with the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF MAY 2002
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                       6.0 months supply                   > 1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                      5.6 months supply                   > 1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                       4.2 months supply                    1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                          3.2 months supply                   1/2 month more than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                                  5.6 months supply                   > 1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                        3.1 months supply                    1 month more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Dated:  July 17, 2002

                             JUNE 2002 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                         (Report released July 11, 2002)


----------------------------------------------------------------------------------------------------
                                                                                          May 2002
                         June       June                                                 U.S. Field
     Equipment           2002       2001      % Chg.   Y-T-D 2002  Y-T-D 2001     % Chg.  Inventory
----------------------------------------------------------------------------------------------------
2 WHEEL DRIVE

----------------------------------------------------------------------------------------------------
Under 40 HP             11,066     11,334     -2.40%      52,184     48,605        7.40%    46,832

----------------------------------------------------------------------------------------------------
40 & Under 100 HP        5,521      5,889     -6.20%      27,288     26,905        1.40%    25,585

----------------------------------------------------------------------------------------------------
100 HP & Over              928      1,009     -8.00%       7,837      9,713      -19.30%     5,235

----------------------------------------------------------------------------------------------------
TOTAL                   17,515     18,232     -3.90%      87,309     85,223        2.40%    77,652
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
4 WHEEL DRIVE              190        245    -22.40%       1,600      2,042      -21.60%       792

----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL        17,705     18,477     -4.20%      88,909     87,265        1.90%    78,444
TRACTORS
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
COMBINES                   338        584    -42.10%       1,984      2,419      -18.00%     1,456
   (Self-Propelled)

----------------------------------------------------------------------------------------------------


[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Association of Equipment Manufacturers.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available.

Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.

            Chicago Office                     (C) AEM 2002 -- Association of Equipment                 Milwaukee Office
10 S. Riverside Plaza Suite 1220                             Manufacturers                     111 E. Wisconsin Ave. Suite 1000
    Chicago, IL 60606-3710                             Toll Free:  866-AEM-0442                    Milwaukee, WI 53202-4806
Phone:  312-321-1470 Fax:  312-321-1480                                                     Phone:  414-272-0943 Fax:  414-272-1170

                                  [CFIEI LOGO]

                             JUNE 2002 FLASH REPORT
                      CANADA REPORT - RETAIL SALES IN UNITS
                         (Report released July 12, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-------------------------------------------------------------------------------------------------------------------------
                                          JUNE                                  JUNE                        MAY
                                                                             YEAR-TO-DATE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002        2001
    EQUIPMENT                 2002        2001          % CHG.     2002       2001            %     CANADIAN    CANADIAN
                                                                                              CHG.   (FIELD)     (FIELD)
                                                                                                    INVENTORY   INVENTORY
-------------------------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
-------------------------------------------------------------------------------------------------------------------------
Under 40 HP                     716         643          11.4%     2,549       2,466          3.4%     3,132       3,595
-------------------------------------------------------------------------------------------------------------------------
40& Under 100 HP                630         652          -3.4%     3,332       3,193          4.4%     3,229       3,733
-------------------------------------------------------------------------------------------------------------------------
100 HP & Over                   330         339          -2.7%     2,040       1,879          8.6%     1,464       1,310
-------------------------------------------------------------------------------------------------------------------------
TOTAL                         1,676       1,634           2.6%     7,921       7,538          5.1%     7,825       8,638
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
4 WD TRACTORS                    45          36          25.0%       377         346          9.0%       184         165
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL              1,721       1,670           3.1%     8,298       7,884          5.3%     8,009       8,803
TRACTORS
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
COMBINES                         76         119         -36.1%       312         344         -9.3%       452         603
(SELF-PROPELLED)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


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
                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 (*) Fax: 905-632-7138
                              E-Mail: info@cfiei.ca
                                      -------------

        Copyright(C)2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE.
             ---------
LAST MODIFIED: JULY 15, 2002

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By: /s/ DEBRA E. KUPER
                                                --------------------------------
                                                Debra E. Kuper
                                                Assistant Secretary



July 17, 2002